



TAP · READY · RIDE!

ELECTRIC BIKE SHARING SYSTEMS

o   This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.

Disclaimer

This presentation contains offering materials prepared solely by Swiftmile, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results

The Problem: Employee Commutes

Employees spend too
much time in *TRAFFIC* which...

- Decreases corporate productivity

- Impacts health by causing stress and anxiety

- Increases workforce turnover by attrition

- Negatively impacts corporate sustainability efforts

Daily, 96 million commuters
drive less then 15 miles to work

Perfect use for an eBike



A BAD COMMUTE CAN MAKE A GOOD DAY BAD
AND A BAD DAY WORSE!

The Problem: Low Bike Share Use



Bike Commuting has only a 1% adoption rate

The sweaty truth





Users don't want to sweat or work to get to work!

The Swiftmile Solution

100% Renewable Powered Transit System









TAP
RENT
ROLL
START
Swiftmile
5:59 min left in reservation
3210 Porter Dr. / Rack 7 / Left side
CANCEL
UNLOCK

swiftmile
Swiftmile.com

eBike Charging

Mobile App +

- App works as "virtual" key to unlock eBike
- Trip summary shows route, fuel saved, time, distance, speed, carbon offset
- Like *Fitbit* for an eBike

Pedal Assist Electric Bikes +

- eBike has a ***<u>40 mile range</u>***
- Remotely managed diagnostics
- License not required
- Boost assist means ***<u>No Sweat!</u>***
- Climbs hills effortlessly

Charging Stations

- Off-grid solar charge station
- Few permits required
- Easy set-up, quick deployment
- Modular design for single or multiple units

o This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.

APP UP CLOSE









BELL
4:21 PM
100%
TAP
RENT
ROLL
START
Swiftmile
3210 Porter Dr.
Available eBikes
24
Distance
150 yd
RESERVE NOW
Swiftmile
12:34
0:15
0:15
eBike is locked
Ride summary
Average speed
16 mph
Distance travelled
33 miles
Time in use
35:17
Emissions offset
17 lbs
Fuel saved
25 gal
Calories burned
1150
REPORT AN ISSUE
GO TO MAP
Trips History
Edit
Total ride summary
Average speed
16 mph
Distance travelled
33 miles
Time in use
2:05:17
Emissions offset
19.7 lbs
Fuel saved
1.13 gal
Calories burned
860
05.07.16 / 3:23 PM - 3:53 PM
1108 gough str. / Rack 7 / Left side
Average speed
11 mph
Distance travelled
4.3 miles
Time in use
23:25
02.07.16 / 4:17 PM - 6:17 PM
3 Embarcadero Cneter / Rack 6 / Left side
Average speed
5.5 mph
Distance travelled
7.1 miles
Time in use
1:17:11
28.06.16 / 1:15 PM - 4:37 PM
1108 gough str. / Rack 7 / Left side

Who Buys? Corporations & Hotels

Corporations with...

- Parking and transportation directors

- Human resource and wellness directors

- Facilities managers

- Sustainability directors

230,000 corporations with 100+ employees in US alone



o This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.

Hotels...

- Guests arrive by taxi, Uber, or Lyft

- Makes Hotel more competitve



Why: A Solution to Many Problems

- Healthier employees – lower health care costs

- Great recruiting and retention perk

- Provides LEED benefits

- Tax credits

- Reduces the need for parking infrastructure

- Autonomy of employees – no waiting for buses and shared rides

- Cost is cheaper than alternatives

- Fun and efficient transit system for employees





Revenue Model

BaaS: Bicycles as a Service

Corporation Pays Set-up and On-boarding: Then $5/ half hour for usage

- Average deal = 14 Stations/ 28 bikes

  - Our net upfront cost: $40k

  - Year 1 we make $85k cash

  - Each year thereafter we make $125k cash

- 100 deals → $8,500,000 cash in year 1

  - Thereafter → $12,500,000 cash/year

- 1000 deals → $85,000,000 cash in year 1

  - Thereafter → $125,000,000 cash/year

Sample Monthly Invoice



2017 YEAR-TO-DATE STATEMENT

01/01/2017 - 01/31/2017

swiftmile

Company Name
1234 Street Name Here
Palo Alto, CA 94303

CONTACT INFORMATION
Swiftmile, Inc.
P.O. BOX 6969
SAN MATEO, CA 95022

Customer Service Phone: 650-248-6842
Email: Support@swiftmile.com

EBIKE TRIP TOTALS AS OF 01/31/2017

	Current Month (01/01/2017 – 01/31/2017)	Year to date (01/01/2017 – 01/31/2017)
Reserved Commute	37	37
Casual Mid-day	6	6
Casual Night	3	3
Weekend/Holiday	13	13
Total Trips	**59**	**59**



Reservation
Mid Day
Night
Weekend

COMPANY RIDE TIME SUMMARY

	Current Month (01/01/2017 – 01/31/2017)	Year to date (01/01/2017 – 01/31/2017)
Reserved Commute	50	50
Casual Mid-day	39	39
Casual Night	26	26
Weekend/Holiday	80	80
Total Hours Used	**59**	**59**



Reservation
Mid Day
Night
Weekend

COMPANY BILLING SUMMARY

	Billing Rate		Hours		Current Month (01/01/2017 – 01/31/2017)
Reserved Commute	$5	x	50	=	$250
Casual Mid-day	$5	x	39	=	$195
Casual Night	$2	x	26	=	$52
Weekend/Holiday	$0	x	80	=	$0
Total					**$497**





Reservation
Mid Day
Night
Weekend

2017 YEAR-TO-DATE STATEMENT

01/01/2017 - 01/31/2017

swiftmile

RIDE STATISTICS BY EBIKE ID

Current Month
(01/01/2017 – 01/31/2017)

	Distance (mi.)	Calories Burned	Fuel Saved (gal)	Emissions Offset (lbCO2)
eBike 1	1005	16,080	50.25	1005
eBike 2	810	12,960	40.5	810
Total	1815	29,040	90.75	1815

Year to date
(01/01/2017 – 01/31/2017)

	Distance (mi.)	Calories Burned	Fuel Saved (gal)	Emissions Offset (lbCO2)
eBike 1	1005	16,080	50.25	1005
eBike 2	810	12,960	40.5	810
Total	1815	29,040	90.75	1815

EBIKE MONTHLY USAGE BY TIME OF DAY



Monthly Usage for Period 01/01/2017 - 01/31/2017
Monthly Usage (hours)
eBike 1
eBike 2
wkend tot

Traction to Date





Google

“Google’s been committed to reducing the number of single occupancy trips. We believe eBikes play a significant role in continuing that work”

Google Transportation Manager, Brendon Harrington





VTA SANTA CLARA Valley Transportation Authority

“Swiftmile’s solar powered eBikes increase the use of alternative transportation options, including public transit and reduce harmful carbon emissions.”

Santa Clara Transit CTO, Gary Miskell

Pipeline























TESLA

f

nest

LOCKHEED MARTIN

Ford

MERCK

CISCO

WESTIN HOTELS & RESORTS

Sheraton HOTELS & RESORTS

starwood Hotels and Resorts

Stanford University

THE RITZ-CARLTON®

Pipeline customers represent discussions or negotiations. Discussions or negotiations do not represent guarantees of future results, levels of activity, performance, or achievements.

Santa Clara Valley Transit Authority
First Customer



At Google on Evening News



INSIDE TOP SECRET LAB

Market: Smart Mobility & Sharing Economy

Swiftmile benefits from two independent market accelerations



eBike market is experiencing
rapid growth
$15.7 Billion Global Market



Bike-Sharing market is
expanding globally
$6.1 Billion Market by 2020

Market Dynamics: Players

eBikes - $15.7 Billion Industry











Ford

Audi

cannondale

BMW

> "Car ownership in decline with Millennials"
> - Marketwatch

Bike Share - $5.6 Billion Industry

Mobike : $215 Million in Funding



TC Got a tip? Let us know. Follow Us
News Video Events Crunchbase Message Us Search

China's Mobike raises $215M led by Tencent for its bicycle sharing service

Posted Jan 4, 2017 by Jon Russell (@jonrussell)

Ofo: $450 Million in Funding



TC Got a tip? Let us know. Follow Us
News Video Events Crunchbase Message Us Search

Chinese taxi-hailing giant Didi eyes bicycle sharing with its latest investment

Posted Sep 26, 2016 by Jon Russell (@jonrussell)

Zagster: $10 Million in Funding

Bikeshare company Zagster raises $10 million in funding

by BRAIN Staff

Published January 6, 2017

Verizon: Corporate Partner

 **MEMORANDUM OF UNDERSTANDING**

This Memorandum of Understanding (together with Exhibit A, the "MOU") is entered as of the date of the last signing party below ("Effective Date") by and between **Verizon Innovations LLC**, a Delaware limited liability company ("**Verizon**"), with offices at One Verizon Way, Basking Ridge, New Jersey 07920 and **Swiftmile, Inc** ("**Company**"), with offices at 736 Laurelwood Drive, San Mateo, CA 94403. Verizon and Company are individually referred to herein as a "Party" and collectively as the "Parties".

WHEREAS, the Parties desire to enter into discussions to develop a strategic business relationship with respect to the business and technology needs in the alternative transportation and sharing market and the Parties' go-to-market strategies (hereinafter referred to as "Collaboration"); and

Sponsors/Collaboration Managers. The current Executive Sponsors of the Collaboration are:

(a) **Executive Sponsors**

Verizon: Mark Bartolomeo, VP IoT New Business Innovation
              Michael Toto, Director IOT New Business Innovation

Company: Colin Roche, CEO of the Company

Partnership formed for marketing and distribution of our eBike share system to Verizon's F500 Customer base

Competition

Standard *Pedal* Only Bike Share



a.k.a Citi-bikes, Bay Area Bike Share
Kiosk based, pay as you go, point to point



Bike share with App



Social Bicycles, bike share with App



Chinese Bike Share
Raised $450 million to date.

Electric Bike Share



Bike share with App – no kiosk or time limits
Take to work and/or take home and keep
overnight to use again in the morning



Kiosk based rental for municipalities. Pay
as you go, point to point, w/ time limits

Company Timeline


$250k Verizon Powerful Answers Award
1/6/2016
Technology/Dev Complete
2/28/2017
Company Founded
1/1/2015
$75k Convertible Note for Development
5/29/2015
SRP Pilot Complete
5/31/2017
$25k SAFE for Market Testing
1/9/2015
$50k Convertible Note for Pilots
10/19/2015
$750k Angel Round
12/31/2016
Series A Round
6/30/2017
Q1
Q2
Q3
Q4
Q1 2016
Q2
Q3
Q4
Q1 2017
Q2
Today
Phase I Pilots underway
• Google – VTA - Verizon Ventures - BootUp
Architecture/IP
• Swiftstation
• eBike
• Comms/Mobile
• Assemblies
• Non-Prov Patents
10/1/2016 Platform Build 12/31/2016
11/1/2016 Hardware Dev 2/28/2017
Integration & Test
1/1/2017 2/28/2017
Completed System Pilot Rollout
3/1/2017 5/31/2017
11/1/2016 Production Sourcing 3/15/2017
Pipeline and Partner Development
11/1/2016 4/1/2017
Field Service/Ops Infrastructure Development
11/1/2016 5/31/2017

First Large Deployment

Stanford Research Park

- 23,000 Daily Commuters
- 140 companies in 162 buildings
- 1.5 miles from train stops
- Heavily congested
- They need help!


Train Station
Stanford
RESEARCH PARK

Extended Market

Hotels



187,000 Hotels Worldwide

Campuses



4,140 Colleges and Universities

Cities



19,432 + Municipalities in US

Government MANDATE to cut carbon emissions by 3 million metric tons by 2030

Our Team



COLIN ROCHE
FOUNDER & CEO

- Former CEO and Founder PWI
- Former VP Jiawei Solar (IPO 2013)
- 20 yrs. Sales and business dev. experience



LEO VERA
CO-FOUNDER COO/CFO

- 5 yrs, CEO/COO Experience
- CPA, Big 4
- 10 yrs. Management Consulting



KEITH MORAVICK
CO-FOUNDER CTO

- 20 yrs. Leading R&D engineering teams in high tech.
- Over 15 US, EU, and WO patents

Partners and Collaborators













The Wheels are Turning…

- Verizon Powerful Answers Global Award: $250,000 3rd place winner out of 1400 entries from 78 countries

- Verizon Ventures Seed Funding: First Powerful Answers winner to be granted additional funding

- Initial stations in service at Santa Clara VTA and Google X Labs

- Building 1st Generation Network to allow mApp, eBike and Charging Stations to connect



VERIZON POWERFUL ANSWERS AWARD
WINNERS





Get Rolling with Swiftmile

- Fast emerging, high interest, high potential sectors: Sharing Economy + Internet of Things + Smart Mobility + Solar

- Less traffic, less pollution, less stress

- More healthy, more productive people having fun

We hope you'll join us!







Appendix

At Google



Future Designs





o   This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.

Future Designs



o This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.

The Solution: *Swiftmile*







mApp   +   Pedal Assist Electric Bike   +   Charging Station

- Improves mobility
- Saves on parking infrastructure
- Saves employee time
- Creates a healthier and happier work force

o This figure represents future offerings and are mock-ups, rather than images of an actual product.
They do not represent guarantees of a future product or performance.

VERIZON POWERFUL ANSWERS GLOBAL COMPETITION
WINNER





- 1478 Companies
- 78 Countries
- $250k Award



Buzz



Ribbon Cutting







SANTA CLARA
VTA Valley Transportation Authority

THE PROBLEM – GETTING AROUND
verizon

abc WORLD NEWS TONIGHT WITH DAVID MUIR

LIVE
9:05
COLLIN ROCHE
SWITFMILE
KTVU
SEARCH CONTINUES THIS MORNING FOR SKI INSTRUCTOR MISSING IN THE MOUNTAINS